Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Marathon Bancorp, Inc.

Name	State of Incorporation

Marathon Bank (a)	Wisconsin
Marathon Property Holdings, LLC (b)	Wisconsin
520 N 28th Avenue, LLC (b)	Wisconsin

(a)Wholly-owned subsidiary of Marathon Bancorp, Inc.

(b)Wholly-owned subsidiary of Marathon Bank